X-TREME INVESTMENTS, INC.

1401 West Fort Street, No. 311082

Detroit, Michigan 48231

July 3, 2014

VIA ELECTRONIC EDGAR FILING

Duc Dang, Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	X-Treme Investments, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 21, 2014
File No. 333-190573

Dear Mr. Dang:

X-Treme Investments, Inc. (the “Company”) has electronically filed Amendment No. 3 to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Form S-1”). This Amendment No. 3 is marked with R tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Anthony Passmore dated May 13, 2014. We trust you shall deem this Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. We note your response to comment 1 and the revised disclosure on the cover page that “we” do not have plans or intentions to merge with or acquire an unidentified company or person. Considering Mr. Passmore could sell his shares to effect a change of control, please clarify if your revised disclosure applies to Mr. Passmore as well.

Response: The Company has included additional disclosure to clarify that Mr. Passmore does not have any plans to sell his shares to effect a change of control of our company.

Comment 2. In connection with the preceding comment you disclose that you “may acquire companies” that further your mission. Please clarify if your business plan includes the acquisition of other consulting companies. Also, please clarify if you intend for any investments in other companies to result in the company being a majority-owned subsidiary.

Response: The Company has included additional disclosure to clarify that the Company does not have any plans to make investments in other companies that would result in the company being a majority-owned subsidiary of another entity.

Cover page

Comment 3. We note your response to comment 3. On the cover page, you state that you will not reimburse Mr. Passmore for your expenses. However, your disclosure on page 6 and elsewhere indicates that these amounts are loans that will be repaid without interest. Please reconcile.

Response: The Company has clarified its disclosure to reflect that Mr. Passmore has agreed to pay the expenses of the offering without being reimbursed by the company and that future additional amounts will be treated as non-interest bearing loans payable on demand.

Duc Dang, Special Counsel

Securities and Exchange Commission

July 3, 2014

Capitalization, page 18

Comment 4. We note your presentation of capitalization on an adjusted basis to give effect to the sale of 100,000,000 shares in this offering. Please tell us why you believe this presentation is appropriate given that your offering is being conducted on a self-underwritten basis (i.e., no firm commitment from an underwriter) and on a best efforts basis with no minimum number of shares to [be] sold, or revise to remove.

Response: The Company has included a proforma capitalization table as if 100% and 50% of the shares in this offering are sold at an initial public offering price of $0.001 per share. Since the Company has included its audited financial statements for the year ended March 31, 2014 in Amendment No. 3, the proforma capitalization has been revised to include amounts based on the year-end financial statements.

Dilution, page 19

Comment 5. Please correct the calculation of dilution to new investors as well as the impact to your existing stockholders.

Response: The Company has corrected the calculations as requested and revised the amounts based on recently included March 31, 2014 financial statements.

The Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments regarding the Company’s filings with the SEC, please provide our counsel Ms. Laura Anthony, Esq. with a courtesy copy of any correspondence. Ms. Anthony can be reached at (561) 514-0936 or via e-mail at LAnthony@legalandcompliance.com.

X-Treme Investments, Inc.

/s/ Anthony Passmore
Anthony Passmore, Chief Executive Officer

cc: Laura Anthony, Esq.